August 26, 2021

Taylor Beech and Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Gin & Luck Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed July 27, 2021
File No. 024-11463

Dear Ms. Beech and Ms. Bagley,

We acknowledge receipt of the comment in your letter dated August 13, 2021 regarding the Offering Statement of Gin & Luck Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 2 to Form 1-A filed July 27, 2021

Financial Statements
Consolidated Statements of Operations, page F-5

1. Your presentation of gross profit on the face of your consolidated statement of operations excludes certain costs such as payroll cost, occupancy cost, and depreciation or amortization expense that are directly applicable to your bar and restaurant sales, consulting and management fees, and other revenue. Please revise to present costs of revenues individually for product sales, services, and other revenue or remove the gross profit subtotal from your consolidated statement of operations.

The Company has revised the consolidated statements of operations on page F-5 as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Gin & Luck Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Suying Li, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
David Kaplan, Chief Executive Officer, Gin & Luck Inc.